EXHIBIT 12. STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
Eli Lilly and Company and Subsidiaries
(Dollars in millions)

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2005	2004	2003	2002	2001	2000

Consolidated pretax income	$484.6	$2,941.9	$3,261.7	$3,457.7	$3,506.9	$3,858.7

Interest	105.1	162.9	121.9	140.0	253.3	225.4

Less interest capitalized during the period	(68.5)	(111.3)	(60.9)	(60.3)	(61.5)	(43.1)

Earnings	$521.2	$2,993.5	$3,322.7	$3,537.4	$3,698.7	$4,041.0

Fixed charges	$105.1	$162.9	$121.9	$140.0	$253.3	$225.4

Ratio of earnings to fixed charges	5.0	18.4	27.3	25.3	14.6	17.9

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